Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

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Securities Litigation (CA)
2014-08-01 [Dkt. No. 001] Complaint for Violations of Securities Laws
2014-08-01 [Dkt. No. 002] Civil Cover Sheet
2014-08-01 [Dkt. No. 003] Certification and Notice of Interested Parties L.R. 7.1-1
2014-08-01 [Dkt. No. 004] Plaintiff Allergan, Inc.’s Disclosure Statement FRCP 7.1
2014-08-01 [Dkt. No. 005] Notice of Assignment of Judge Carter
2014-08-04 [Dkt. No. 006] Notice to Filer of Deficiencies in Attorney Case Opening
2014-08-04 [Dkt. No. 007] Notice to Parties of Court-Directed ADR Program
2014-08-04 [Dkt. No. 008] Notice of Pro Hac Vice Application and Filing Fee Due
2014-08-04 [Dkt. No. 009] Notice of Pro Hac Vice Application and Filing Fee Due
2014-08-04 [Dkt. No. 010] Summons in a Civil Action for All Defendants
2014-08-04 [Dkt. No. 011-01] Memorandum of Points and Authorities in Support of Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-04 [Dkt. No. 011-12] Proposed Order Granting Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-04 [Dkt. No. 011] Plaintiffs’ Ex Parte Application for Expedited Proceedings - Statement of Notice
2014-08-04 [Dkt. No. 012] Proof of Service of Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-05 [Dkt. No. 013] Summons in a Civil Action with Court’s Signature
2014-08-06 [Dkt. No. 014] Notice of Apearance for Michael Shipley
2014-08-06 [Dkt. No. 015] Defendants’ Joint Opposition to Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-06 [Dkt. No. 016] Notice of Appearance for Robert Sacks
2014-08-06 [Dkt. No. 017] Notice of Appearance for Edward Johnson
2014-08-06 [Dkt. No. 018] Notice of Appearance for Mark Holscher
2014-08-06 [Dkt. No. 019-01] Proposed Order on Pro Hac Vice Application for Jay Lefkowitz
2014-08-06 [Dkt. No. 019] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice for Jay Lefkowitz
2014-08-06 [Dkt. No. 020] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice for John Del Monaco
2014-08-06 [Dkt. No. 021-01] Proposed Order on Application of Non-Resident Attorney to Appear in a Specific Case
2014-08-06 [Dkt. No. 021] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hace Vice for Danielle Sassoon
2014-08-07 [Dkt. No. 022-01] Proposed Order on Application for Pro Hac Vice for William Savitt
2014-08-07 [Dkt. No. 022] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for William Savitt

2014-08-07 [Dkt. No. 023-01] Proof of Service for the Notice of Appearance for Colleen Smith
2014-08-07 [Dkt. No. 023] Notice of Appearance for Colleen Smith
2014-08-07 [Dkt. No. 024] Order Denying Ex Parte Application
2014-08-07 [Dkt. No. 025] Order Granting Pro Hac Vice for Jay Lefkowitz
2014-08-07 [Dkt. No. 026] Order Granting Pro Hac Vice for John Del Monaco
2014-08-07 [Dkt. No. 027] Order Granting Pro Hac Vice for Danielle Sassoon
2014-08-08 [Dkt. No. 028] Order Granting Pro Hac Vice for William Savitt
2014-08-11 [Dkt. No. 029-01] Proposed Order on Application for Pro Hac Vice for Bradley Wilson
2014-08-11 [Dkt. No. 029] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Bradley Wilson
2014-08-12 [Dkt. No. 030] Notice of Appearance for Austin Norris
2014-08-12 [Dkt. No. 031] Notice of Appearance for Kristin Rose
2014-08-12 [Dkt. No. 032] Order on Pro Hac Vice Application for Bradley Wilson
2014-08-14 [Dkt. No. 033-01] Proposed Order for Pro Hac Vice for Brian Frawley
2014-08-14 [Dkt. No. 033] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Brian Frawley
2014-08-14 [Dkt. No. 034] Defendants’ Joint Opposition to Plaintiffs’ Motion to Expedite
2014-08-15 [Dkt. No. 035] Order Granting Pro Hac Vice Application for Brian Frawley
2014-08-15 [Dkt. No. 036] Order on Application for Pro Hac Vice for Brian Frawley
2014-08-18 [Dkt. No. 037-11] Revised Proposed Order Granting Plaintiffs’ Request for Expedited Proceedings
2014-08-18 [Dkt. No. 037] Reply In Support Of Plaintiffs’ Request for Expedited Proceedings
2014-08-19 [Dkt. No. 038-03] Defendants’ Joint Sur-Reply in Opposition to Plaintiffs’ Motiion to Expedite
2014-08-19 [Dkt. No. 038-04] Proposed Order Granting Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply
2014-08-19 [Dkt. No. 038] Defendants-Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Plaintiffs’ Motion to Expedite
2014-08-19 [Dkt. No. 039] Answers and Affirmative Defenses of Defendants’ Pershing Square, PS Management, PS Fund 1 LLC and William Ackman
2014-08-19 [Dkt. No. 040] Valeant and AGMS’s Answer to Complaint and Affirmative Defenses
2014-08-19 [Dkt. No. 041] Valeant’s and AGMS’s Certification and Notice of Interested Parties
2014-08-19 [Dkt. No. 042] Counterclaims of Valeant and Pershing Square
2014-08-19 [Dkt. No. 043] Plaintiffs’ Opposition to Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Motion to Expedite
2014-08-19 [Dkt. No. 044] Defendants Pershing and Ackman’s Certification and Notice of Interested Parties
2014-08-20 [Dkt. No. 045] Minutes re Ex Parte Application Conference
2014-08-20 Transcript of Hearing on Plaintiff’s Ex Parte Application to Expedite Proceedings
2014-08-21 [Dkt. No. 046] Transcript Order Submitted by Plaintiffs
2014-08-21 [Dkt. No. 047] Order Granting Ex Parte Application for Leave to File Joint Sur Reply in Opposition to Plaintiffs’ Motion to Expedite
2014-08-21 [Dkt. No. 048] Order Denying Motion for Expedited Proceedings
2014-08-25 [Dkt. No. 049] Order Setting Scheduling Conference

2014-08-26 [Dkt. No. 050] Plaintiffs’ Notice of Motion for Expedited Discovery
2014-08-26 [Dkt. No. 050-1] Memo. of P.&A. ISO Plaintiffs’ Notice of Motion for Expedited Discovery
2014-08-26 [Dkt. No. 050-15] [Proposed] Order Granting Plaintiffs’ Motion for Expedited Discovery
2014-08-26 [Dkt. No. 050-2-14] Declaration of Michele D. Johnson ISO Plaintiffs’ Motion for Expedited Discovery
2014-08-29 [Dkt. No. 062] Summons Issued to PYOTT, David
2014-08-29 [Dkt. No. 063] Summons Issued to DUNSIRE, Deborah
2014-08-29 [Dkt. No. 064] Summons Issued to GALLAGHER, Michael
2014-08-29 [Dkt. No. 065] Summons Issued to JONES, Trevor
2014-08-29 [Dkt. No. 066] Summons Issued to LAVIGNE, Louis
2014-08-29 [Dkt. No. 067] Summons Issued to RAY, Russell
2014-08-29 [Dkt. No. 068] Summons Issued to MCDONNELL, Peter
2014-08-29 [Dkt. No. 069] Summons Issued to PROCTOR, Timothy
2014-08-29 [Dkt. No. 070] Summons Issued to TERMEER, Henri
2014-09-02 [Dkt. No. 071] Answer of Counterclaim Defendants to Counterclaims of Valeant and Pershing Square
2014-09-02 [Dkt. No. 072] Allergan and Counterclaimants Certification and Notice of Interested Parties
2014-09-03 [Dkt. No. 073] Defendants’ Joint Opposition to Plaintiffs’ Motion for Expedited Discovery
2014-09-03 [Dkt. No. 073-01] Declaration of Mark Holscher ISO Defendants’ Joint Opposition to Plaintiffs’ Motion for Expedited Discovery
2014-09-03 [Dkt. No. 074] Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs’ Motion for Expedited Discovery
2014-09-03 [Dkt. No. 074-01] Proposed Order Granting Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs’ Motion for Expedited Discovery
2014-09-03 [Dkt. No. 075] Proof of Service of Complaint Upon Valeant and AGMS
2014-09-03 [Dkt. No. 076] POS of Summons, Complaint and Related Documents Upon Defendants Pershing Square Mgmt., L.P., PS Mgmt. GP, LLC, PS Fund 1, LLP, and William Ackman
© 2014 Pershing Square Capital Management

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HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS LITIGATION NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS
Bylaws Litigation (DE)
2014-08-22 (D.I. 01) Plaintiffs’ Verified Complaint for Declaratory and Injunctive Relief
2014-08-22 (D.I. 02) Motion for Expedited Proceedings
2014-08-22 (D.I. 03) Brief in Support of Plaintiffs’ Motion for Expedited Proceedings
2014-08-22 (D.I. 04) Compendium of Key Cases Cited in Brief in Support of Plaintiffs’ Motion for Expedited Proceedings
2014-08-22 (D.I. 05.01) Letter to The Honorable Andre Bouchard from David C. McBride
2014-08-22 (D.I. 05.02) Supplemental Information Sheet
2014-08-22 (D.I. 05.03) Verification to Complaint - PS Fund 1, LLC
2014-08-22 (D.I. 05.04) Verification to Complaint - Pershing Square Capital Management LP
2014-08-22 (D.I. 05.05) Verification to Complaint - Valeant Pharmaceuticals International, Inc.
2014-08-22 (D.I. 05.06) Verification to Complaint - Valeant Pharmaceuticals International
2014-08-22 (D.I. 05.07) Exhibit A to the Complaint
2014-08-22 (D.I. 05.08) Exhibit B to the Complaint
2014-08-22 (D.I. 05.09) Exhibit C to the Complaint
2014-08-22 (D.I. 05.10) Exhibit D to the Complaint
2014-08-22 (D.I. 05.11) Exhibit E to the Complaint
2014-08-22 (D.I. 05.12) Exhibit F to the Complaint
2014-08-22 (D.I. 05.13) Exhibit G to the Complaint
2014-08-22 (D.I. 05.14) Exhibit H to the Complaint
2014-08-22 (D.I. 05.15) Exhibit I to the Complaint
2014-08-22 (D.I. 05.16) Exhibit J to the Complaint
2014-08-22 (D.I. 05.17) (Proposed) Order Granting Expedited Proceedings
2014-08-25 (D.I. 6) Letter to Counsel scheduling hearing
2014-08-25 (D.I. 9) Letter to Register in Chancery from Benjamin Z. Grossberg regarding compliance with Court of Chancery Rule 5.1
2014-08-25 (D.I. 10) Entry of Appearance of Richards, Layton & Finger, P.A. on behalf of Defendants
2014-08-25 (D.I. 11) Frawley, Brian T. Proposed Order for Admission Pro Hac Vice
2014-08-25 (D.I. 11) Plaintiffs Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International’s Motion for Admission Pro Hac Vice of Brian T. Frawley, with Certificate of Service
2014-08-25 (D.I. 11) Certification of Brian T. Frawley in support of his Motion for Admission Pro Hac Vice

2014-08-26 (D.I. 12) Granted (Frawley, Brian T. Proposed Order for Admission Pro Hac Vice)
2014-08-26 (D.I. 13) Certificate of Compliance with Typeface Requirement and Type-Volume Limitation
2014-08-26 (D.I. 13) Defendants’ Brief in Response to Plaintiffs’ Motion to Expedite
2014-08-26 (D.I. 14) Affidavit of Susan M. Hannigan, Esq. in Support of Defendants’ Brief in Response to Plaintiffs’ Motion to Expedite
2014-08-26 (D.I. 14) Exhibits A-O to Affidavit of Susan M. Hannigan, Esq. in Support of Defendants’ Brief in Response to Plaintiffs’ Motion to Expedite
2014-08-26 (D.I. 15 )Letter to The Honorable Andre G. Bouchard enclosing courtesy copies of Defendants’ Brief in Response to Plaintiffs’ Motion to Expedite and Affidavit of Susan M. Hannigan, Esq.
2014-08-26 (D.I. 16) Lefkowitz, Jay P Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.
2014-08-26 (D.I. 16) Lefkowitz, Jay P Proposed Order Granting Admission Pro Hac Vice
2014-08-26 (D.I. 16) Lefkowitz, Jay P. Certification Pursuant to Chancery Court Rule 170(c)
2014-08-26 (D.I. 16)Lefkowitz, Jay P Certificate of Service
2014-08-26 (D.I. 17) Solum, Matthew Certificate of Service
2014-08-26 (D.I. 17) Solum, Matthew Certification Pursuant to Chancery Court Rule 170(c)
2014-08-26 (D.I. 17) Solum, Matthew Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.
2014-08-26 (D.I. 17) Solum, Matthew Proposed Order Granting Admission Pro Hac Vice
2014-08-26 (D.I. 18) Del Monaco, John P. Certificate of Service
2014-08-26 (D.I. 18) Del Monaco, John P. Certification Pursuant to Chancery Court Rule 170(c)
2014-08-26 (D.I. 18) Del Monaco, John P. Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.
2014-08-26 (D.I. 18) Del Monaco, John P. Proposed Order Granting Admission Pro Hac Vice
2014-08-26 (D.I. 19) Sassoon, Danielle R Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.
2014-08-26 (D.I. 19) Sassoon, Danielle R. Certificate of Service
2014-08-26 (D.I. 19) Sassoon, Danielle R. Certificate of Service 2014-08-26 (D.I. 19) Sassoon, Danielle R. Certification Pursuant to Chancery Court Rule 170 (c)
2014-08-26 (D.I. 19) Sassoon, Danielle R. Proposed Order Granting Admission Pro Hac Vice
2014-08-26 (D.I. 20) Exhibit A to Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan’s latest letter of August 22nd
2014-08-26 (D.I. 20) Exhibit B to Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan’s latest letter of August 22nd
2014-08-26 (D.I. 20) Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan’s latest letter of August 22nd
2014-08-26 (D.I. 21) Granted (Lefkowitz, Jay P. Proposed Order Granting Admission Pro Hac Vice)
2014-08-26 (D.I. 22) Granted (Solum, Matthew Proposed Order Granting Admission Pro Hac Vice)
2014-08-26 (D.I. 23) Granted (Del Monaco, John P. Proposed Order Granting Admission Pro Hac Vice)
2014-08-26 (D.I. 24) Granted (Sassoon, Danielle R. Proposed Order Granting Admission Pro Hac Vice)
2014-08-26 (D.I. 25) Wilson, Bradley R. Certification of Bradley R. Wilson to Defendants’ Motion for Admission Pro Hac Vice
2014-08-26 (D.I. 25) Wilson, Bradley R. Defendants’ Motion for Admission Pro Hac Vice of Bradley R. Wilson with Certificate of Service

2014-08-26 (D.I. 25) Wilson, Bradley R. Proposed Order to Defendants’ Motion for Admission Pro Hac Vice of Bradley R. Wilson
2014-08-26 (D.I. 26) Granted (Wilson, Bradley R. Proposed Order to Defendants’ Motion for Admission Pro Hac Vice of Bradley R. Wilson)
2014-08-26 (D.I. 27) Savitt, William Certification to Defendants’ Motion for Admission Pro Hac Vice of William Savitt
2014-08-26 (D.I. 27) Savitt, William Defendants’ Motion for Admission Pro Hac Vice of William Savitt with certificate of service
2014-08-26 (D.I. 27) Savitt, William Proposed Order to Defendants’ Motion for Admission Pro Hac Vice of William Savitt
2014-08-27 (D.I. 28) Savitt, William Granted Order to Motion for Admission Pro Hac Vice
2014-08-27 Transcript of Hearing on Plaintiffs’ Motion to Expedite Proceedings and Rulings of the Court
2014-08-28 (D.I. 29) Notice of Service of Plaintiffs’ First Set of Interrogatories and First Request for Production of Documents Directed to Defendants
2014-08-30 (D.I. 30) Notice of Service of Defendants’ First Set of Interrogatories and First Request for the Production of Documents Directed to Plaintiffs
2014-09-02 (D.I. 31) Certificate of Service to Plaintiffs’ Verified Amended Complaint for Declaratory and Injunctive Relief
2014-09-02 (D.I. 31) Plaintiffs’ Verified Amended Complaint for Declaratory and Injunctive Relief
2014-09-02 (D.I. 31) Tab 1 to Plaintiffs’ Verified Amended Complaint for Declaratory and Injunctive Relief [Red-line]
2014-09-02 (D.I. 31) Verification of Pershing Square Capital Management, L.P.
2014-09-02 (D.I. 31) Verification of PS Fund 1, LLC
2014-09-02 (D.I. 31) Verification of Valeant Pharmaceuticals International, Inc.
2014-09-02 (D.I. 31) Verification of Valeant Pharmaceuticals International
2014-09-02 (D.I. 32) Letter to The Honorable Andre G. Bouchard from Tammy L. Mercer, Esquire enclosing a courtesy copy of a Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial
2014-09-02 (D.I. 32) Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial
2014-09-03 (D.I. 33) Letter to Chancellor Bouchard from Benjamin Z. Grossberg transmitting courtesy copies of amended complaint
2014-09-03 (D.I. 34) Granted with Modifications (Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial)
2014-09-03 (D.I. 35) Exhibit A to Stipulation and [Proposed] Order Governing The Production And Exchange Of Confidential, Highly Confidential, and Highly Confidential
2014-09-03 (D.I. 35) Stipulation and [Proposed] Order Governing The Production And Exchange Of Confidential, Highly Confidential, and Highly Confidential - Attorneys’ Eyes Only Information
2014-09-03 (D.I. 36) Stipulation and [Proposed] Order Governing Expert Discovery
2014-09-03 Hearing on a Motion to Expedite, held before Chancellor Andre G. Bouchard on August 27, 2014
© 2014 Pershing Square Capital Management